UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2024.

Commission File Number: 001-41893

LEDDARTECH HOLDINGS INC.

4535, boulevard Wilfrid-Hamel, Suite 240

Quebec G1P 2J7, Canada

(418) 653-9000

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑          Form 40-F ☐

On April 8, 2024, LeddarTech Holdings Inc. (the “Company”), entered into a Standby Equity Purchase Agreement (the “SEPA”) with YA II PN, Ltd. (“Yorkville”). Pursuant to the SEPA, assuming satisfaction of certain conditions and subject to the limitations set forth in the SEPA, the Company has the right from time to time, but not the obligation, to issue and sell to Yorkville up to $50.0 million (the “Commitment Amount”) of its common shares, without par value (the “Common Shares” and, such Common Shares comprising the Commitment Amount together with Common Shares issued to Yorkville in satisfaction of an upfront commitment fee, the “SEPA Shares”) until the earlier of May 1, 2027 or the date on which the facility has been fully utilized.

Pursuant to the terms of the SEPA, the Company may require Yorkville to purchase Common Shares under the SEPA (an “Advance”) by delivering a written request for such sale (an “Advance Notice”) to Yorkville. While there is no mandatory minimum amount for any Advance, an Advance may not exceed the greater of (i) an amount equal to 100% of the average of the daily traded amount during the five consecutive trading days immediately preceding an Advance Notice, and (ii) 500,000 shares of Common Stock. Each Advance is subject to certain limitations, including that Yorkville cannot purchase any Common Shares that would result in it beneficially owning more than 9.99% of the Company’s outstanding voting power or number of Common Shares at the time of an Advance. The timing, frequency, and the price at which the Company issues Common Shares are subject to market prices and management’s decision to sell Common Shares, if at all.

Pursuant to the SEPA, the Company also agreed to pay Yorkville a commitment fee (the “Commitment Fee”), equal to $375,000, or 0.75%% of the Commitment Amount, payable in an amount of the Company’s Common Shares equal to $375,000 divided by the average of the daily VWAP of the Common Shares on the three trading days immediately prior to the effective date of the SEPA, and also agreed to pay to Yorkville a structuring fee in the amount of $25,000.

The Company is not obligated to utilize any of the $50.0 million available under the SEPA and there are no minimum commitments or minimum use penalties. The total amount of funds that ultimately can be raised under the SEPA over the three-year term will depend on the market price for the Shares and the number of Shares actually sold. The SEPA does not impose any restrictions on the Company’s operating activities.

Pursuant to the SEPA, the Company is required to register the SEPA Shares eligible to be resold pursuant to the SEPA. The Company, in its sole discretion, may choose when to file a registration statement registering the SEPA Shares for resale by Yorkville.

The Company intends to use the net proceeds from the sale of the Shares, if any, in the manner as will be set forth in the prospectus attached to any registration statement (and any post-effective amendment thereto) and any prospectus supplement thereto filed to register the SEPA Shares.

The offer and sale of the SEPA Shares to be issued pursuant to the SEPA are exempt from the registration requirements of the Securities Act of 1933, as amended, pursuant to Section 4(a)(2) thereof. This Report on Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the SEPA Shares in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

The descriptions of the SEPA set forth above is qualified in its entirety by reference to the full text of that document, which is attached hereto as Exhibit 10.1.

Exhibits

Exhibit Number	Exhibit Description
10.1	Standby Equity Purchase Agreement dated April 8, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LEDDARTECH HOLDINGS INC.

By:	/s/ David Torralbo
Name:	David Torralbo
Title:	Chief Legal Officer

Date: April 10, 2024

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